Pocket Counsel, Inc.
Luc Nguyen, Esq.
1192 Draper Pkwy., #244
Draper, UT 84020
Ph: (801) 349-8274

October 12, 2010

By Facsimile to (703) 813-6968

United States Securities & Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
Attn: Mr. Edward M. Kelley
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax (703) 813-6968

Re:	Auscrete Corporation
Registration Statement on Form S-1 and
Pre-effective Amendment 1 to Registration Statement on Form S-1
Filed May 20 and 24, 2010
File No. 333-166976

Dear Mr. Kelley:

I am writing in response to your letter dated June 15, 2010 in which you provide comments in connection with the above-referenced registration.  This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement.  The numbered responses in this letter correspond to the numbered requests in your letter. The Commission’s Comments appear in bold and italics below.  The Company’s responses immediately each corresponding comment.

General

1.     Disclosure indicates that Auscrete is a development stage company involved primarily in organizational activities to date with nominal assets, no revenues, no working capital, no firm commitments for raising additional financing, no operations, no manufactured products, and no definitive agreements to license or sell its products. These and other facts suggest that Auscrete's proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Company’s Response.  It is Auscrete’s position that it is not a “Blank Check Company” as defined under Rule 419 which provides in part, that "blank check company" shall mean a company that:  “Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.” Auscrete believes that it has a specific business plan and therefore should not fall within the meaning of a “blank check company.  We have revised the S-1 to include more detail of our development activities and to include more details regarding our planned operation.

2.     Please advise us as to all other registration statements of companies for which your officers, directors, and affiliates may have acted as promoters, or in which they have a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your officers and directors and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Company’s Response.  None.

3.     Please revise your disclosure throughout the filing to state that you are currently a shell company as it appears from your disclosure that you have both nominal operations and nominal assets. See Rule 405 of Regulation C. In addition, revise your related Rule 144 disclosure to reflect that you are a shell company. Note that Rule 144 is unavailable for the resale of securities initially issued by issuers with no operations and assets consisting of cash and nominal other assets. See Rule 144(i) under the Securities Act.

Company’s Response. Registration statement revised accordingly.

4.     Disclose the specific factual basis for and the context of all Auscrcte's beliefs, understandings, estimates, and opinions. This pertains particularly to disclosure of all projections, statistics, and assertions. Unless Auscrete can substantiate on a reasonable basis all projections, statistics, and assertions, please remove them. To the extent that Auscrete relies on market analyses, please disclose whether the source is publicly available. If the source is not available for nominal or no charge, Auscrete must provide consent for its use or adopt the information as its own. Also, provide us copies of all sources used for disclosure of statistics.

Company’s Response. Registration statement revised accordingly.

5.     Your balance sheet is dated February 26, 2010; however, you cite the date of March 31,2010 where you discuss results of operations on page 22 and the date of March 26, 2010 in your index to financial statements on page 26. Please conform the dates in your registration statement, as appropriate.

Company’s Response. Registration statement revised accordingly.

6.     Please revise your registration statement to include a statement of shareholders' equity as required by FASB ASC 915-215-45-1 through 45-2.

Company’s Response. Registration statement revised accordingly.

Front Cover Page of the Registration Statement.

7.     Since the securities being registered are to be offered and sold on a continuous or delayed basis, it is unclear why the Rule 415 box is not checked. Please revise.

Company’s Response. Registration statement revised accordingly.

8.    Please limit the cover page to one page. Refer to Item 501(b) of Regulation S-K.

Company’s Response. Registration statement revised accordingly.

9.     We note the disclosure in the second paragraph. Please revise to clarify that the offering will in no event continue for more than two years. In this regard, we note the disclosure under "Termination of the Offering" on page 4.

Company’s Response. Registration statement revised accordingly.

10.  We note the disclosure in the fourth and seventh paragraphs. Please revise to discuss your plans with respect to having your common stock quoted on the OTC Bulletin Board.

Company’s Response. Registration statement revised accordingly.

11.   Please revise the third to last paragraph to remove the reference to selling shareholders. In this regard, we note the disclosure on page 10.

Company’s Response. Registration statement revised accordingly.

Terms of the Offering, page 4

12.   Clarify that Auscrete will conduct the offering on a best efforts basis, using the efforts of its directors and officers, and that the intended methods of communication include telephone, personal contact, and mass advertising such as the internet and print media. We note the disclosure on page 10.

Company’s Response. Registration statement revised accordingly.

Termination of the Offering, page 4

13.   Please expand the disclosure under this subheading to discuss the terms of the minimum offering terms. In this regard, we note the disclosure in the second paragraph on the outside front cover page of the prospectus.

Company’s Response. Registration statement revised accordingly.

Because Our Products Are Specialty Products.... page 5

14.  We note the statement "Our products are not currently as widely used.. .as competing products..." Since Auscrete has no manufactured product, please revise. Please also comply with this comment with respect to the risk factors "The industry in which we compete..." on page 6 and "Product liability claims against us..." on page 6.

Company’s Response. Registration statement revised accordingly.

Product Liability Claims Against Us.... page 6

15-  Disclosure that "We will rely on our general liability insurance to cover product liability claims" is inconsistent with disclosure on page 19 that Auscrete does not currently maintain insurance. Please reconcile the disclosures.

Company’s Response. Registration statement revised accordingly.

Dilution, page 9
16.   Since this is a self-underwritten offering, the reason for including the phrase "after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us of 10%" in the second and third paragraphs is unclear. Please revise or advise.

Company’s Response. Registration statement revised accordingly.

Plan of Distribution, page 10

17.  The duration of the offering discussed in the fourth paragraph is inconsistent with the disclosure on the outside front cover page of the prospectus. Please revise accordingly.

Company’s Response. Registration statement revised accordingly.

Interests of Named Experts and Counsel, page 12

18.   Include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Company’s Response. Registration statement revised accordingly.

Description of Business, page 12.

19.   The presentation throughout this section, particularly under "Our Product" on page 14, "Housing Construction" on page 15, "Market" on page 16, and "Our Strategy" on page 17, is principally promotional material and more appropriately directed to Auscrete's potential customers and advertisers than to its potential investors. Further, the presentation often suggests or implies that Auscrete is a fully operational company rather than a development stage company. Potential investors are entitled under the federal securities laws of the United States to a disclosure document containing accurate and adequate information on Auscrete as a development stage company so that they may make an informed investment decision. Please revise this section in its entirety to present information accurately and adequately on Auscrete as a development stage company rather than as a fully operational company.

Company’s Response. Registration statement under the “Description of Business” Section revised accordingly.

20.   Describe sources and availability of raw materials for Auscrete's product. See Item I01(h)(4)(v) of Regulation S-K.

Company’s Response. Subsection previously entitled “Our Product” has been renamed “Our Proposed Product.”  New paragraph 2 of the “Our Proposed Product” subsection of the “Description of Business” section revised accordingly to address this comment.

Our Product page 14

21.  Disclosure states that Auscrete possesses proprietary patentable technology. Since disclosure on page 19 indicates that Auscrete does not own any patents, clarify whether Auscrete has a pending patent application. If so, provide us the serial number assigned to any pending patent application by the United States Patent and Trademark Office so that we may access the information online. Alternatively, delete the word "patentable."

Company’s Response. The word “patentable” has been deleted.

22. We note the disclosure in the second paragraph. Please explain in greater detail how your product is "green" and has minimal impact on the environment.

Company’s Response. New paragraph 3 added to “Our Proposed Product” subsection to address this comment.

23.  Please disclose the R-value of your product.

Company’s Response.  See new paragraph 5 of this subsection.

Technology, page 14

24.  Please explain in reasonable detail how you developed your new technology*

Company’s Response.  The entire section titled “Technology” revised accordingly.

25.   We note the statements in the last paragraph about Auscrete's concrete product. Since Auscrete has not begun operations and has no manufactured product, clarify the product's status. For example, indicate whether the product is in the planning stage, whether prototypes exist, the degree to which design has progressed, and whether further engineering is necessary. Provide comparable disclosure of the status of development of any other product or service. We note the disclosure on page 19 that Auscrete has not conducted any research or development nor incurred any research or development expenditures since its incorporation.

Company’s Response. The entire section titled “Technology” revised accordingly.

Immediate Market Opportunities, page I5

26.  Please delete the website referenced in the third paragraph.

Company’s Response.  Reference has been deleted.

27.  We note the references to a research center for the University of Oregon, a Hood River commercial complex, a current workload of three houses to build, and final plans for a senior living and recreation center in the last paragraph. Tell us why Auscrete has filed none of the agreements for these projects as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. We note the two letters of intent filed as exhibits 10.1 and 10-2 to the registration statement. We note also the disclosure on page 19 and elsewhere that Auscrete does not have any current customers or customer contracts.

Company’s Response.  The last paragraph has been removed.  Also, the disclosure on page 19 (now page 20) has been revised to read as follows “At present the Company does not have any current customers or customer contracts. However, as discussed above, the Company has two letters of intent attached as Exhibits 10.1 and 10.2 that present immediate market opportunities contingent on the Company raising the required funds for establishing and launching its manufacturing capabilities. As such, the Company cannot be certain that it will generate any revenues in the future.

28. Disclosure that Auscrete has a current workload of three houses to build appears inconsistent with disclosure under "Marketing" on page 18 and elsewhere that Auscrete intends to build homes through its own construction business "once our manufacturing gets off the ground." Please reconcile the disclosures.

Company’s Response.  References to the three houses have been removed.

29. Based on disclosure on page II-2, it appears that Messrs. Michael Nilson and John Schmidt, the principals of the two projects for which letters of intent are filed as exhibits to the registration statements, are shareholders of Auscrete. If true, address their potential conflicts of interest as principals of the two projects and as shareholders of Auscrete.

Company’s Response.  A discussion of the potential conflict of interest with Messrs. Nilson and Schmidt is provided in the “Certain Relationships and Related Transactions” section on Page 27.

Competition, page 19

30.   Describe methods of competition in Auscrete's industry. See Item 101(h)(4)(iv) of Regulation S-K.

Company’s Response. Registration statement revised accordingly.

Government Regulations, page 19

31.   Identify the state and county building codes for which Auscrete's products have been approved.

Company’s Response. Registration statement revised accordingly.

32.   Disclose the effect of existing or probable governmental regulations on Auscrete's business. See Item 101(h)(4)(ix) of Regulation S-K. 34.

Company’s Response. Registration statement revised accordingly.

33.   Disclose the costs and effects of Auscrete's compliance with environmental laws on the federal, state, and local levels. See Item 101(h)(4)(xi) of Regulation S-K.

Company’s Response. Registration statement revised accordingly.

Rule 144 Shares, page 20

34.   Please disclose the information required by Item 201(a)(2)(ii) of Regulation S-K.

Company’s Response. Registration statement revised accordingly by adding a new third paragraph under this section.

Plan of Operations, page 21

35.   Specify the schedule for completing the objectives in each subsection. For example, since disclosure on page 4 indicates that the offering of securities may continue until two years from the registration statement's effective date, it appears that the offering may not be completed during the next 12 months. Similarly, since disclosure on page 12 indicates that Auscrete will not begin operations until it raises the required funds to do so through this offering, it appears that Auscrete may not raise the required funds through this offering to begin operations during the next 12 months. Similarly, since disclosure on page 17 indicates that construction of Auscrete's manufacturing facility should take 10 to 12 months, it appears that Auscrete may not complete construction of its manufacturing facility and begin operations during the next 12 months.

Company’s Response.  Registration statement revised accordingly.

36.   To the extent that you have any updates to the progress of your operations and/or any updated financial information available, please provide a recent developments section to disclose and discuss such information.

Company’s Response.  There are no new developments to report at this time.

37.  Given your history of no revenues, please disclose how you intend to satisfy the costs that you will incur as a result of becoming a public company upon the registration statement's effectiveness. In this regard, we note the disclosure in the third risk factor on page 8. Please also discuss your liquidity during the duration of the offering, taking into account the fact that you will be a reporting company under the Exchange Act.

Company’s Response.  New subsection “Public Company Expenses” added to the end of this section.

Directors. Executive Officers. Promoters and Control Persons, page 22

38.   Describe briefly the business experience during the past five years of each director and significant employee as required by Item 401(e)(1) of Regulation S-K.

Company’s Response.  Registration statement revised accordingly.

Significant Events, page 23

39.   Item 401(f) of Regulation S-K requires disclosure of any of the events that occurred during the past ten years- Please revise.

Company’s Response.  Registration statement revised accordingly.

Significant Employees, page 24

40.   Please explain the role of these employees in your company.

Company’s Response.  Registration statement revised accordingly.

Stockholders of our Common Stock, page 20: Security Ownership of Certain Beneficial Owners and Management, page 25

41.   For a beneficial owner such as VAWT Earth Wind and Power that is a legal entity, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

Company’s Response.  Registration statement revised by footnote accordingly.

42.   If stockholders 12,13, and 14 are the spouses of stockholders 1,27 and 3, provide us your analysis why their share holdings reflected in the tables do not include each other's holdings. For guidance, you may wish to refer to Question and Answer 105,05 in the Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting of our "Compliance and Disclosure Interpretations" which are available on the Commission's website at http://www.sec.gov.

Company’s Response.  Registration statement revised accordingly by notes in parentheses.

Certain Relationships and Related Transactions, page 25

43.   State the value of the services of Messrs, William Beers, Clifford Jett, and John Sprovieri received by Auscrete in exchange for its 900,000 shares of common stock.

Company’s Response.  Registration statement revised accordingly.

44.   Identify the promoters of Auscrete, and disclose Auscrete's transactions with its promoters. See Item 404(d) of Regulation S-K.

Company’s Response.  There were not transactions with promoters during the past five years.  Registration statement revised disclosing such.

Index to Financial Statements, page 26

45.   Please revise the date of inception to say "December 31, 2009."

Company’s Response. Registration statement revised accordingly.

Independent Auditor's Report, page F-l

46.   Please have your independent registered public accountants revise their audit opinion to state, if true, that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board, as required by PCAOB Auditing Standard No. 1.

Company’s Response. Registration statement revised accordingly.

Recent Sales of Unregistered Securities, page IM

47.   For any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by Auscrete. See Item 701(c) of Regulation S-K.

Company’s Response. Registration statement revised accordingly.

Signatures, page II-5

48.   Auscrete's principal financial officer also must sign the registration statement. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-l, and revise.

Company’s Response. Signature page revised accordingly.

 Exhibit 5.1

49.   We note the phrase "upon the effectiveness of the registration" in the penultimate paragraph. Counsel must opine whether the securities, when sold, will be validly issued, fully paid, and non-assessable* Please revise.

Company’s Response. Exhibit 5.1 revised accordingly.

50.   We note the cross reference to "Legal Matters" in the last paragraph. We are unable to locate the section in the prospectus. We note the disclosure under "Interest of Named Experts and Counsel" on page 12. Please revise.

Company’s Response. Exhibit 5.1 revised accordingly.

In conclusion, we look forward to your response to the revisions we have incorporated.  In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Pocket Counsel, Inc.

/s/ Luc Nguyen
Luc Nguyen, Esq.